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                               HARRISON LAW, P.A.
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               Serving the World from the Greater Tampa Bay Area
Diane J. Harrison                                  8955 U.S. Hwy 301 N., No. 203
Bar Admissions: Nevada and Florida                        Parrish, Florida 34219
www.harrisonlawpa.com                                      Phone: (941) 723-7564
                                                             Fax: (941) 531-4935
                                                         diane@harrisonlawpa.com

May 21, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:  Kevin Dougherty, Staff Attorney

RE:      First Independence Corp. ("the Company")
         Amendment No. 1 to Registration Statement on Form S-1
         File No. 333-180653 Filed April 11, 2012

Dear Mr. Dougherty:

In response to your letter of May 8, 2012 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed April 11, 2012, we herewith transmit the Company's First Amended Registration Statement on Form S-1 in response. Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner. For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

FORM S-1
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GENERAL
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    1.   WE NOTE THAT THE FLORIDA DEPARTMENT OF STATE, DIVISION OF CORPORATIONS,
         HAS POSTED ON ITS WEBSITE A LETTER FROM THE DIVISION OF CORPORATIONS TO BRUNO PASQUALI, DATED FEBRUARY 10, 2012. SUCH LETTER INDICATES THAT
         YOUR ARTICLES OF INCORPORATION HAVE NOT BEEN FILED, AND ARE BEING RETURNED, BECAUSE THE NAME DESIGNATED IN THE DOCUMENT IS UNAVAILABLE SINCE IT IS THE SAME NAME AS, OR IS NOT DISTINGUISHABLE FROM, THE NAME OF AN EXISTING ENTITY. YOU ARE DIRECTED IN THIS LETTER TO SELECT A NEW NAME AND RETURN THE CORRECTED DOCUMENT WITHIN 60 DAYS OR YOUR FILING WILL BE CONSIDERED ABANDONED. AS 60 DAYS HAVE PASSED SINCE FEBRUARY 10, 2012, PLEASE INFORM US OF THE STATUS OF YOUR INCORPORATION IN THE STATE OF FLORIDA. IF APPLICABLE, PLEASE REVISE YOUR REGISTRATION STATEMENT
         AND ANY RELATED EXHIBITS TO REFLECT YOUR NEW CORPORATE NAME.

RESPONSE:

If you read the letter from the Division of Corporations closely, it refers to "Independence Corp.", not "First Independence Corp." The Division of Corporations misread our application as "Independence Corp.", rather than "First Independence Corp." That has been corrected. Please revisit www.sunbiz.org to see that we are an active company under the State of Florida, document number:
P12000014851, even though the image of the inaccurate letter remains attached to the articles of incorporation and appears when viewing the PDF.

    2. SINCE YOU APPEAR TO QUALIFY AS AN "EMERGING GROWTH COMPANY," AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT, PLEASE DISCLOSE ON YOUR PROSPECTUS COVER PAGE THAT YOU ARE AN EMERGING GROWTH COMPANY AND REVISE YOUR PROSPECTUS TO:

         o DESCRIBE HOW AND WHEN A COMPANY MAY LOSE EMERGING GROWTH COMPANY STATUS;

         o BRIEFLY DESCRIBE THE VARIOUS EXEMPTIONS THAT ARE AVAILABLE TO YOU, SUCH AS EXEMPTIONS FROM SECTION 404(B) OF THE SARBANES-OXLEY ACT OF 2002 AND SECTION 14A(A) AND (B) OF THE SECURITIES EXCHANGE ACT OF 1934; AND

         o  STATE YOUR ELECTION UNDER SECTION 107(B) OF THE JOBS ACT:

            o IF YOU HAVE ELECTED TO OPT OUT OF THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS PURSUANT TO SECTION 107(B), INCLUDE A STATEMENT THAT THE ELECTION IS IRREVOCABLE; OR

            o IF YOU HAVE ELECTED TO USE THE EXTENDED TRANSITION PERIOD FOR COMPLYING WITH NEW OR REVISED ACCOUNTING STANDARDS UNDER SECTION 102(B)(1), PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, YOUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

         IN ADDITION, CONSIDER DESCRIBING THE EXTENT TO WHICH ANY OF THESE EXEMPTIONS ARE AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

RESPONSE:

We revised the S-1 to answer the above stated questions.

BUSINESS SUMMARY, PAGE 2
------------------------

    3. YOU DISCLOSE THAT YOU INTEND TO PLAN AND DEVELOP A FACILITY TO PRIVATE LABEL YOUR POURABLE FOOD PRODUCTS. HOWEVER, WE NOTE YOUR DISCLOSURE ON PAGE 29 THAT YOU HAVE NOT BEGUN THE SELECTION OF ANY POURABLE LABELED FOOD PRODUCTS. ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE TO MAKE CLEAR THAT YOU HAVE NOT BEGUN THE SELECTION OF POSSIBLE PRODUCTS.

RESPONSE:

We revised the Disclosure adding the following language:

         We have not yet begun the selection of any of our Pourable Private Labeled Food Products and even if we do secure adequate financing, there can be no assurance that our Pourable Private Labeled Food Products will be accepted by the marketplace and that we will be able to generate revenues.

    4.   YOU DISCLOSE THAT YOU INTEND TO OBTAIN A FOOD CANNING ESTABLISHMENT
         (FCE) NUMBER AND A NUMBER OF OTHER CERTIFICATIONS. PLEASE DISCLOSE THE COSTS AND TIMETABLE FOR OBTAINING SUCH CERTIFICATIONS.

RESPONSE:

We revised the Disclosure adding the following language:

         We intend to obtain a FCE (Federal Canning Establishment-International Import/Export) number from the FDA (Form FDA 2541). We understand that there is no cost for the establishment of our intended number. We expect to obtain the number upon our intended filing. We intend to obtain other certifications as needed during our intended raising of capital for Phase I. We are uncertain to other costs associated with the certifications associated with the following procedures and intend to utilize our anticipated consultant team to execute these tasks along with developing the timetable and costs:"

RISK FACTORS, PAGE 6
--------------------

ALTHOUGH WE PLAN TO OFFER THE SECURITIES FROM THIS OFFERING ... , PAGE 6
------------------------------------------------------------------------

    5. WE NOTE YOUR DISCLOSURE IN THIS RISK FACTOR THAT THERE ARE NO GUARANTEES THAT THE PROCEEDS FROM THE OFFERING WILL BE SUFFICIENT TO FUND YOUR PLANNED OPERATIONS. PLEASE REVISE THIS RISK FACTOR TO CLARIFY THAT THE FUNDS RAISED IN THIS OFFERING WILL BE INSUFFICIENT TO COMMERCIALIZE YOUR MANUFACTURING SERVICE OR DEVELOP YOUR BUSINESS STRATEGY. WE NOTE YOUR DISCLOSURE IN THIS REGARD AT PAGE 5.

RESPONSE:

We added the following risk factor:

         We will not have the necessary capital to develop or execute our business plan until we are able to secure financing. There can be no assurance that such financing will be available on suitable terms.

         We need to raise $500,000 (in addition to the $34,800 we are seeking to raise through this offering)to implement our business plan over the next 18 months and the funds raised in this offering, even assuming we sell all the shares being offered, will be insufficient to commercialize our manufacturing service or develop our business strategy.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES, PAGE 18
------------------------------------------------------

    6. PLEASE REVISE TO PROVIDE DILUTION INFORMATION FOR THE SAME PERCENTAGE OF SHARES SOLD SCENARIOS AS PROVIDED WITH THE USE OF PROCEEDS DISCLOSURE ON PAGE 17 OF YOUR FILING. IN ADDITION, PLEASE ENSURE THAT THE DILUTION INFORMATION PRESENTED REFLECTS EXPECTED OFFERING EXPENSES.

RESPONSE:

We have revised the table:

                                             33% OF       66% OF       100% OF
                                           SHARES SOLD  SHARES SOLD  SHARES SOLD
                                           -----------  -----------  -----------
Price per share..........................  $    0.0115  $    0.0115  $    0.0115
Net tangible book value per share........  $    0.0008  $    0.0008  $    0.0008
Net tangible book value per share........  $    0.0018  $    0.0026  $    0.0035
Increase to present stockholders in net
 tangible book value per share...........  $    0.0011  $    0.0019  $    0.0027
Capital contributions....................  $    11,385  $    22,770  $    34,500
Capital contribution by officer and
 director on February 10, 2012...........  $     9,000  $     9,000  $     9,000
Number of shares outstanding before the
 offering................................    9,000,000    9,000,000    9,000,000
Number of shares after offering held by
 existing stockholders...................    9,000,000    9,000,000    9,000,000
Percentage of ownership after offering...          90%          82%          80%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 27
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OVERVIEW, PAGE 28
-----------------

    7. YOU STATE AT PAGE 28 THAT THE PROCEEDS FROM THIS OFFERING WILL SATISFY YOUR CASH REQUIREMENTS FOR UP TO 18 MONTHS. HOWEVER, THIS DOES NOT APPEAR TO BE CONSISTENT WITH YOUR DISCLOSURE ON PAGE 22 THAT IF YOU ARE UNABLE TO RAISE ADDITIONAL MONEY, YOU ONLY HAVE ENOUGH CAPITAL TO COVER THE COSTS OF THIS OFFERING AND TO BEGIN DEVELOPING A BUSINESS PLAN. PLEASE REVISE TO CLARIFY YOUR DISCLOSURE AT PAGE 28 WITH RESPECT TO YOUR CASH REQUIREMENTS FOR UP TO 18 MONTHS, GIVEN YOUR DISCLOSURE AT PAGE 29 REGARDING YOUR ESTIMATED BUDGET FOR STAGES ONE AND TWO OF YOUR BUSINESS PLAN FOR THE NEXT 18 MONTHS.

RESPONSE:

On page 22 we added:

         The proceeds from this offering will satisfy our cash requirements for up to 18 months.

On page 29 we added:

         However, the proceeds from this offering will satisfy our cash requirements for up to eighteen months.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
---------------------
Diane J. Harrison, Esq.

Enclosure(s):
1. First Independence Corp.'s Form S-1/A-1 Registration Statement